                                                                   Exhibit 99.2






                               LIGGETT GROUP INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 1998

                                      INDEX



                                                                                         PAGE
                                                                                         ----
PART I    FINANCIAL INFORMATION

ITEM 1.   FINANCIAL STATEMENTS

          Liggett Group Inc.:

            Consolidated Balance Sheets as of March 31, 1998 and
              December 31, 1997 ......................................................    3

            Consolidated Statements of Operations for the three months
              ended March 31, 1998 and 1997 ..........................................    5

            Consolidated Statement of Stockholder's Equity (Deficit) for
              the three months ended March 31, 1998 ..................................    6

            Consolidated Statements of Cash Flows for the three months
              ended March 31, 1998 and 1997 ..........................................    7

            Notes to Consolidated Financial Statements ...............................    8


          Eve Holdings Inc.:

            Balance Sheets as of March 31, 1998 and December 31, 1997 ................   25

            Statements of Operations for the three months ended
              March 31, 1998 and 1997 ................................................   26

            Statements of Cash Flows for the three months ended March 31,
              1998 and 1997 ..........................................................   27

            Notes to Financial Statements ............................................   28



                         PART I - FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS

                               LIGGETT GROUP INC.

                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                (Dollars in thousands, except per share amounts)


                                                                       March 31,   December 31,
                                                                          1998         1997
                                                                       ---------   ------------
                                    ASSETS

Current assets:
     Accounts receivable:
         Trade, less allowances of $1,168 and $1,062, respectively      $ 8,250      $ 9,572

         Other ...................................................        1,055          743

     Inventories .................................................       36,200       35,057

     Other current assets ........................................          644          738
                                                                        -------      -------

             Total current assets ................................       46,149       46,110

Property, plant and equipment, at cost, less accumulated
     depreciation of $29,142 and $29,452, respectively ...........       17,062       17,756

Intangible assets, at cost, less accumulated amortization
     of $19,420 and $19,111, respectively ........................        1,180        1,609

Other assets and deferred charges, at cost, less accumulated
     amortization of $10,087 and $9,000, respectively ............        4,850        3,000
                                                                        -------      -------

             Total assets ........................................      $69,241      $68,475
                                                                        =======      =======





                                   (continued)

                               LIGGETT GROUP INC.

                                   (Unaudited)
                (Dollars in thousands, except per share amounts)


                                                                                   March 31,      December 31,
                                                                                     1998            1997
                                                                                   ---------       ---------
                                  LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

Current liabilities:
     Current maturities of long-term debt ...................................      $ 173,361       $      28
     Cash overdraft .........................................................            937             891
     Accounts payable, principally trade ....................................          7,858           6,413
     Accrued expenses:
         Promotional ........................................................         24,815          26,993
         Taxes, principally excise taxes ....................................          2,577           3,643
         Estimated allowance for sales returns ..............................          4,750           4,750
         Interest ...........................................................          3,237           8,070
         Settlement accruals ................................................          3,683           4,030
         Other ..............................................................          7,243           8,834
                                                                                   ---------       ---------

             Total current liabilities ......................................        228,461          63,652

Long-term debt, less current maturities .....................................             --         168,112

Non-current employee benefits and other liabilities .........................         11,860          11,168

Other long-term liabilities .................................................         19,303          18,400

Commitments and contingencies (Notes 5 and 8)

Stockholder's equity (deficit):
     Redeemable preferred stock (par value $1.00 per share; authorized 1,000 shares; no shares issued and outstanding)
     Common stock (par value $0.10 per share; authorized 2,000 shares; issued and outstanding 1,000 shares)
       and contributed capital ..............................................         53,156          47,640
     Accumulated deficit ....................................................       (243,539)       (240,497)
                                                                                   ---------       ---------

             Total stockholder's deficit ....................................       (190,383)       (192,857)
                                                                                   ---------       ---------

             Total liabilities and stockholder's equity (deficit)  ..........      $  69,241       $  68,475
                                                                                   =========       =========




                     The accompanying notes are an integral
                       part of these financial statements.

                               LIGGETT GROUP INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)
                             (Dollars in thousands)


                                                    Three Months Ended
                                                         March 31,
                                                         ---------
                                                    1998           1997
                                                  --------       --------
Net sales* .................................      $ 65,626       $ 66,301

Cost of sales* .............................        26,221         30,259
                                                  --------       --------

          Gross profit .....................        39,405         36,042

Selling, general and administrative expenses        33,154         33,910

Restructuring ..............................            --          1,761
                                                  --------       --------

          Operating income .................         6,251            371

Other income (expense):
     Interest income .......................            --             57
     Interest expense ......................        (7,083)        (6,040)
     Equity in loss of affiliate ...........            --            (33)
     Sale of assets ........................           368          1,592
     Retirement of debt ....................            --          2,963
     Miscellaneous, net ....................            --            (14)
                                                  --------       --------

          Net loss .........................      $   (464)      $ (1,104)
                                                  ========       ========



*Net sales and cost of sales include federal excise taxes of $14,809 and $16,860, respectively.



                     The accompanying notes are an integral
                       part of these financial statements.

                               LIGGETT GROUP INC.

            CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)
                                   (Unaudited)
                             (Dollars in thousands)


                                                         Common
                                                        Stock and                         Total
                                                       Contributed     Accumulated    Stockholder's
                                                         Capital         Deficit         Deficit
                                                       -----------     -----------    -------------
Balance at December 31, 1997  .....................      $ 50,218       $(243,075)      $(192,857)

   Net loss .......................................            --            (464)           (464)
   Effectiveness fee on debt ......................         4,105              --           4,105
   Transfer of ownership interest in an affiliate..        (1,167)             --          (1,167)
                                                         --------       ---------       ---------

Balance at March 31, 1998 .........................      $ 53,156       $(243,539)      $(190,383)
                                                         ========       =========       =========



                     The accompanying notes are an integral
                       part of these financial statements.

                               LIGGETT GROUP INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                             (Dollars in thousands)

                                                                                       Three Months Ended
                                                                                            March 31,
                                                                                            ---------
                                                                                       1998           1997
                                                                                     --------       --------
Cash flows from operating activities:
    Net loss ..................................................................      $   (464)      $ (1,104)
    Adjustments to reconcile net loss to net cash used in operating activities
       Depreciation and amortization ..........................................         1,585          1,764
       Gain on sale of property, plant and equipment ..........................          (368)        (1,592)
       Gain on retirement of notes ............................................            --         (2,963)
       Effectiveness fee on debt ..............................................           684             --
       Deferred finance charges and debt discount written off .................            --            130
       Equity in income of affiliate ..........................................            --             33
    Changes in assets and liabilities:
       Accounts receivable ....................................................         1,010         10,079
       Inventories ............................................................        (1,143)           861
       Accounts payable .......................................................           495           (922)
       Accrued expenses .......................................................        (9,473)       (11,685)
       Non-current employee benefits ..........................................           692           (206)
       Other, net .............................................................         1,403           (433)
                                                                                     --------       --------
             Net cash used in operating activities ............................        (5,579)        (6,038)
                                                                                     --------       --------

Cash flows from investing activities:
    Proceeds from sale of property, plant and equipment .......................           702          1,904
    Capital expenditures ......................................................          (353)          (649)
    Purchase of an option in affiliate ........................................            --         (2,200)
                                                                                     --------       --------
            Net cash provided by (used in) investing activities ...............           349           (945)
                                                                                     --------       --------

Cash flows from financing activities:
    Repayments of long-term debt ..............................................            21         (4,601)
    Borrowings under revolving credit facility ................................        62,692         81,291
    Repayments under revolving credit facility ................................       (57,492)       (69,224)
    Deferred finance charges ..................................................           (38)            --
    Increase (decrease) in cash overdraft .....................................            47             (6)
                                                                                     --------       --------
            Net cash provided by financing activities .........................         5,230          7,460
                                                                                     --------       --------

Net increase in cash and cash equivalents .....................................            --            477
Cash and cash equivalents:
    Beginning of period .......................................................            --             --
                                                                                     --------       --------

    End of period .............................................................      $      0       $    477
                                                                                     ========       ========

Supplemental cash flow information:
    Cash payments during the period for:
        Interest ..............................................................      $ 10,393       $ 11,022
        Income taxes ..........................................................      $     63       $     93



                     The accompanying notes are an integral
                       part of these financial statements.

                               LIGGETT GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                (Dollars in thousands, except per share amounts)

1.       The Company

         Liggett Group Inc. ("Liggett" or the "Company") is a wholly-owned subsidiary of BGLS Inc. ("BGLS"), a wholly-owned subsidiary of Brooke Group Ltd. ("BGL"). Liggett is engaged primarily in the manufacture and sale of cigarettes, principally in the United States. Certain management and administrative functions are performed by affiliates. (See Note 9.)

         The consolidated financial statements included herein are unaudited and, in the opinion of management, reflect all adjustments necessary (which are normal and recurring) to present fairly the Company's consolidated financial position, results of operations and cash flows. The December 31, 1997 balance sheet has been derived from audited financial statements. These consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 1997, as filed with the Securities and Exchange Commission. The results of operations for interim periods should not be regarded as necessarily indicative of the results that may be expected for the entire year.

         The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Liggett had a net capital deficiency of $190,383 as of March 31, 1998, is highly leveraged and has substantial near-term debt service requirements. (See Note 7.) Due to the many risks and uncertainties associated with the cigarette industry and the impact of tobacco litigation (see Note 8), there can be no assurance that the Company will be able to meet its future earnings or cash flow goals. Consequently, the Company could be in violation of its debt covenants, including covenants limiting the maximum permitted net worth and working capital deficiencies, and if its lenders were to exercise acceleration rights under its revolving credit facility (the "Facility") or the indenture for its Senior Secured Notes (the "Liggett Notes") or refuse to lend under the Facility, the Company would not be able to satisfy such demands or its working capital requirements.

         The Liggett Notes mature on February 1, 1999 and the Facility expires on March 9, 1999. Accordingly, as of March 31, 1998, the current maturities of the Liggett Notes of $144,733 (net of unamortized discount) and of the Facility of $28,628 contribute substantially to the working capital deficit of $182,312.

         On January 30, 1998, the Company obtained the consents of the required majority of the holders of the Liggett Notes to various amendments to the Indenture governing the Liggett Notes. The amendments provided, among other things, for a deferral of the February 1, 1998 mandatory redemption of $37,500 principal amount of the Liggett Notes to the date of final maturity, February 1, 1999. (Refer to Note 7.) At maturity, the Liggett Notes will require a principal payment of $144,892. Based on Liggett's results of operations for 1997 and the quarter ended March 31, 1998, the Company does not anticipate it will be able to generate sufficient cash from operations to make such payments. In addition, the Company has a $40,000 Facility expiring March 8, 1999 under which $28,628 was outstanding at March 31, 1998. While management currently intends to seek to refinance and/or restructure with the Company's note holders the maturity requirements on the Liggett Notes and to extend the Facility, there are no refinancing or restructuring arrangements for the notes or commitments to extend the Facility at this time, and no assurances can be given in this regard. If the Company is unable to refinance or restructure the terms of the Liggett Notes or otherwise make all payments thereon, the Liggett Notes and the Facility would be in default and holders of such debt could accelerate the maturity of such debt. In such event, Liggett may be forced to seek protection from creditors under applicable laws. These matters raise substantial doubt about the Company meeting its liquidity needs and its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

         The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), for its fiscal year ending December 31, 1998. SFAS No. 130 requires the Company to display an amount representing the total comprehensive income for the period in a financial statement which is displayed with the same prominence as other financial statements. The Company has no items of other comprehensive income in any period presented and therefore is not required to report comprehensive income.

         The Company will adopt Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), for the year ending December 31, 1998. SFAS No. 131 requires the Company to report certain information about operating segments in complete sets of financial statements and in condensed financial statements of interim period issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company does not expect this new pronouncement to have a significant impact on the financial statements.

         The Company will adopt Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No. 132"), for the year ending December 31, 1998. SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information and changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer useful. The Company has not yet determined the impact of this pronouncement.


2.       Estimates and Assumptions

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant estimates subject to material changes in the near term include allowance for doubtful accounts, sales returns and allowances, actuarial assumptions of pension plans and litigation and defense costs. Actual results could differ from those estimates.


3.       Per Share Data

         All of the Company's common shares (1,000 shares, issued and outstanding for all periods presented herein) are owned by BGLS. Accordingly, earnings and dividends per share data are not presented in these consolidated financial statements.


4.       Sale of Assets

         On March 11, 1997, Liggett sold to Blue Devil Ventures, a North Carolina limited liability partnership, certain surplus realty in Durham, North Carolina, for a sale price of $2,200. A gain of $1,147 was recognized, net of costs required to prepare the properties for sale and selling costs. (See Note 9 for sales to affiliates.)

5.       Inventories

         Inventories consist of the following:

                                                                    March 31,    December 31,
                                                                      1998           1997
                                                                    --------       --------
         Finished goods ......................................      $ 15,401       $ 13,273
         Work-in-process .....................................         2,145          1,926
         Raw materials .......................................        19,117         21,211
         Replacement parts and supplies ......................         3,504          3,545
                                                                    --------       --------

         Inventories at current cost .........................        40,167         39,955

         LIFO adjustment .....................................        (3,967)        (4,898)
                                                                    --------       --------

         Inventories at LIFO cost ............................      $ 36,200       $ 35,057
                                                                    ========       ========

         The Company has a leaf inventory management program whereby, among other things, it is committed to purchase certain quantities of leaf tobacco. The purchase commitments are for quantities not in excess of anticipated requirements and are at prices, including carrying costs, established at the date of the commitment. Liggett had leaf tobacco purchase commitments of approximately $8,714 at March 31, 1998.


6.       Property, Plant and Equipment

         Property, plant and equipment consists of the following:

                                                                    March 31,    December 31,
                                                                      1998           1997
                                                                    --------       --------
         Land and improvements ...............................      $    411       $    411
         Buildings ...........................................         6,228          6,228
         Machinery and equipment .............................        39,565         40,569
                                                                    --------       --------

         Property, plant and equipment .......................        46,204         47,208

         Less accumulated depreciation .......................       (29,142)       (29,452)
                                                                    --------       --------

         Property, plant and equipment, net ..................      $ 17,062       $ 17,756
                                                                    ========       ========

7.       Long-Term Debt

         Long-term debt consists of the following:

                                                                                  March 31,      December 31,
                                                                                     1998            1997
                                                                                  ---------       ---------
         11.5% Senior Secured Notes due February 1, 1999, net of unamortized discount of $159 and $206,
            respectively ...................................................      $ 112,454       $ 112,406
         Variable Rate Series C Senior Secured Notes due
            February 1, 1999 ...............................................         32,279          32,279
         Borrowings outstanding under revolving credit
            facility .......................................................         28,628          23,427
         Other .............................................................             --              28
                                                                                  ---------       ---------
                                                                                    173,361         168,140

         Current portion ...................................................       (173,520)            (28)
         Unamortized discount, current portion .............................            159               0
                                                                                  ---------       ---------

         Amount due after one year .........................................      $       0       $ 168,112
                                                                                  =========       =========

         Senior Secured Notes

         On February 14, 1992, Liggett issued $150,000 in Senior Secured Notes (the "Series B Notes"). Interest on the Series B Notes is payable semiannually on February 1 and August 1 at an annual rate of 11.5%. The Series B Notes and Series C Notes referred to below (collectively, the "Liggett Notes") required mandatory principal redemptions of $7,500 on February 1 in each of the years 1993 through 1997 and $37,500 on February 1, 1998 with the balance of the Liggett Notes due on February 1, 1999. In February 1997, $7,500 of the Series B Notes were purchased using revolver availability and credited against the mandatory redemption requirements. The transaction resulted in a net gain of $2,963. The Liggett Notes are collateralized by substantially all of the assets of the Company, excluding inventories and receivables. Eve is a guarantor for the Notes. The Liggett Notes may be redeemed, in whole or in part, at a price equal to 100% of the principal amount at the option of the Company. The Liggett Notes contain restrictions on Liggett's ability to declare or pay cash dividends, incur additional debt, grant liens and enter into any new agreements with affiliates, among others.

         The Series C Notes, issued in 1994, have the same terms (other than interest rate) and stated maturity as the Series B Notes. The Series C Notes bore a 16.5% interest rate, which was reset on February 1, 1995 to 19.75%.

         On January 30, 1998, with the consent of the required majority of the holders of the Liggett Notes, Liggett entered into various amendments to the Indenture governing the Liggett Notes, which provided, among other things, for a deferral of the February 1, 1998 mandatory redemption payment of $37,500 to the date of final maturity of the Liggett Notes on February 1, 1999. In connection with the deferral, BGL agreed to issue 483,002 shares of BGL's common stock to the holders of record on January 15, 1998 of the Liggett Notes. As a result of this transaction, the Company recorded a deferred charge of approximately $4,100 during the first quarter of 1998 reflecting the fair value of the instruments issued. This deferred charge is being amortized over a period of one year. The Indenture under which the Liggett Notes are outstanding was also amended to prohibit, with limited exceptions, payments of dividends and incurrence of new debt by Liggett and to tighten restrictions on the disposition of proceeds of asset sales. BGL and BGLS also agreed to guarantee the payment by Liggett of the August 1, 1998 interest payment on the Liggett Notes and to subordinate, until repayment in full of all amounts outstanding in respect of the Liggett Notes, their reimbursement rights with respect to the guarantee of borrowings under the

Facility made in connection with the Company's August 1, 1997 interest installment and any future advances in connection with the guarantee of the August 1, 1998 interest payment. In consideration of the contribution of the BGL common stock, the waiver of certain management and other fees, the guarantee of the interest payments and subordination of certain reimbursement rights, the Company transferred its ownership interest in, and options to acquire additional shares of stock of, Liggett-Ducat Ltd. ("Liggett-Ducat") to Brooke (Overseas) Ltd. ("BOL"), a subsidiary of BGLS. The Company will account for the transfer of its ownership interest in, and options to acquire additional shares of stock of, Liggett-Ducat to BOL as a capital distribution to BGLS. Based on the carrying value of the investment at December 31, 1997, the capital distribution is expected to be approximately $1,208. In addition, the Liggett Noteholders were granted additional collateral in the form of a security interest in 16% of the stock of Liggett-Ducat or a successor entity held by BOL.

         On February 1, 1999, all of the Liggett Notes, approximately $144,900, will reach maturity. There are no refinancing or restructuring arrangements in place at this time for the notes and no assurances can be given in this regard. (Refer to Note 1.)

         Revolving Credit Facility

         On March 8, 1994, Liggett entered into the Facility under which it can borrow up to $40,000 (depending on the amount of eligible inventory and receivables as determined by the lenders) from a syndicate of commercial lenders. Availability under the Facility was approximately $1,483 based upon eligible collateral at March 31, 1998. The Facility is collateralized by all inventories and receivables of the Company. Borrowings under the Facility are charged interest calculated at a rate equal to 1.5% above Philadelphia National Bank's (the indirect parent of Congress Financial Corporation, the lead lender) prime rate. Liggett's interest rate is currently 10.0%. The Facility contains certain financial covenants similar to those contained in the Liggett Notes Indenture, including restrictions on Liggett's ability to declare or pay cash dividends, incur additional debt, grant liens and enter into any new agreements with affiliates, among others. In addition, the Facility, as amended April 8, 1998, imposes requirements with respect to the Company's adjusted net worth (not to fall below a deficit of $195,000 as computed in accordance with the agreement, this computation was $186,416 at March 31, 1998) and working capital (not to fall below a deficit of $17,000 as computed in accordance with the agreement, this computation was $4,984 at March 31, 1998). The Facility, as amended, also provides that a default by Liggett or its subsidiaries under the March 1996 Settlements, March 1997 Settlements and March 1998 Settlements (all as defined below in Note 8) shall constitute an event of default under the Facility.

          In November 1997, the Facility was extended until March 8, 1999. For information concerning Liggett's substantial near-term debt service requirements and other related matters, see Note 1.


8.       Commitments and Contingencies

TOBACCO-RELATED LITIGATION:

         OVERVIEW. Since 1954, Liggett and other United States cigarette manufacturers have been named as defendants in a number of direct and third-party actions predicated on the theory that they should be liable for damages from cancer and other adverse health effects alleged to have been caused by cigarette smoking or by exposure to secondary smoke (environmental tobacco smoke, "ETS") from cigarettes. These cases are reported hereinafter as though having been commenced against Liggett (without regard to whether such cases were actually commenced against Liggett or BGL). There has been a noteworthy increase in the number of cases pending against both Liggett and the other tobacco companies. The cases generally fall into three categories: (i) smoking and health cases alleging personal injury brought on behalf of individual smokers ("Individual Actions"), (ii) smoking and health cases alleging personal injury and purporting to be brought on behalf of a class of plaintiffs ("Class Actions") and (iii) health care cost recovery actions brought by state and local governments, although recently numerous health care cost recovery actions have been commenced on behalf of other third-party payors including asbestos manufacturers, unions and taxpayers ("Attorneys General Actions"). As new cases are commenced, the costs associated with defending such cases and the risks attendant to the inherent unpredictability of litigation continue to increase. Liggett had been receiving assistance from others in the industry in defraying the costs and other burdens incurred in the defense of smoking and health litigation and related proceedings, which, for the most part, consisted of the payment of counsel fees and costs, but this assistance terminated in 1997. For the three months ended March 31, 1998, Liggett incurred counsel fees and costs totaling approximately $1,342, compared to $1,037 for the comparable prior year period. The future financial impact on Liggett of the termination of this assistance and the effects of the tobacco litigation settlements discussed below is not quantifiable at this time.

         In June 1992, in an action entitled Cipollone v. Liggett Group Inc., et al., the United States Supreme Court issued an opinion concluding that The Federal Cigarette Labeling and Advertising Act did not preempt state common law damage claims but that The Public Health Cigarette Smoking Act of 1969 (the "1969 Act") did preempt certain, but not all, state common law damage claims. The decision bars plaintiffs from asserting claims that, after the effective date of the 1969 Act, the tobacco companies either failed to warn adequately of the claimed health risks of cigarette smoking or sought to neutralize those claimed risks in their advertising or promotion of cigarettes. Bills have been introduced in Congress on occasion to eliminate the federal preemption defense. Enactment of any federal legislation with such an effect could result in a significant increase in claims, liabilities and litigation costs.

         INDIVIDUAL ACTIONS. As of March 31, 1998, there were approximately 250 cases pending against Liggett, and in most cases the other tobacco companies, where individual plaintiffs allege injury resulting from cigarette smoking, addiction to cigarette smoking or exposure to ETS and seek compensatory and, in some cases, punitive damages. Of these, 108 were pending in the State of Florida, 82 in the State of New York and 19 in the State of Texas. The balance of individual cases were pending in 16 states. There are four individual cases pending where Liggett is the only named defendant.

         The plaintiffs' allegations of liability in those cases in which individuals seek recovery for personal injuries allegedly caused by cigarette smoking are based on various theories of recovery, including negligence, gross negligence, special duty, voluntary undertaking, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of express and implied warranties, conspiracy, aiding and abetting, concert of action, unjust enrichment, common law public nuisance, indemnity, market share liability, and violations of deceptive trade practices laws, the Federal Racketeer Influenced and Corrupt Organization Act ("RICO") and antitrust statutes. In many of these cases, in addition to compensatory damages, plaintiffs also seek other forms of relief including disgorgement of profits and punitive damages. Defenses raised by defendants in these cases include lack of proximate cause, assumption of the risk, comparative fault and/or contributory negligence, lack of design defect, statute of limitations, equitable defenses such as "unclean hands" and lack of benefit, failure to state a claim and federal preemption.

         On May 12, 1998, Liggett settled an individual tobacco-related action entitled Widdick v. Brown & Williamson, Duval County Circuit Court, Florida. The settlement will not have a material affect on Liggett's or BGL's financial condition, results of operations or cash flows.

         CLASS ACTIONS. As of March 31, 1998, there were approximately 30 actions pending, for which either a class has been certified or plaintiffs are seeking class certification, where Liggett, among others, was a named defendant. Two of these cases, Fletcher, et al. v. Brooke Group Ltd., et al. and Walker, et al. v. Liggett Group Inc., et al. have been settled, subject to court approval. These two settlements are more fully discussed below under the "Settlements" section.

         In October 1991, an action entitled Broin, et al. v. Philip Morris Incorporated, et al., Circuit Court of the Eleventh Judicial District in and for Dade County, Florida, was filed against Liggett and others. This case has been brought by plaintiffs on behalf of all flight attendants that have worked or are presently working for airlines based in the United States and who have never regularly smoked cigarettes but allege that they have been damaged by involuntary exposure to ETS. In October 1997, the other major tobacco companies settled this matter which settlement provides for a release of Liggett and BGL. In February 1998, the Circuit Court approved the settlement, however, a Notice of Appeal was filed in the Third District Court of Appeal by an objector to the settlement.

         In March 1994, an action entitled Castano, et al. v. The American Tobacco Company Inc., et al., United States District Court, Eastern District of Louisiana, was filed against Liggett and others. The class action complaint sought relief for a nationwide class of smokers based on their alleged addiction to nicotine. In February 1995, the District Court granted plaintiffs' motion for class certification (the "Class Certification Order").

         In May 1996, the Court of Appeals for the Fifth Circuit reversed the Class Certification Order and instructed the District Court to dismiss the class complaint. The Fifth Circuit ruled that the District Court erred in its analysis of the class certification issues by failing to consider how variations in state law affect predominance of common questions and the superiority of the class action mechanism. The appeals panel also held that the District Court's predominance inquiry did not include consideration of how a trial on the merits in Castano would be conducted. The Fifth Circuit further ruled that the "addiction-as-injury" tort is immature and, accordingly, the District Court could not know whether common issues would be a "significant" portion of the individual trials. According to the Fifth Circuit, any savings in judicial resources that class certification may bring about is speculative and would likely be overwhelmed by the procedural problems certification brings. Finally, the Fifth Circuit held that in order to make the class action manageable, the District Court would be forced to bifurcate issues in violation of the Seventh Amendment.

         The extent of the impact of the Castano decision on tobacco-related class action litigation is still uncertain, although the decertification of the Castano class by the Fifth Circuit may preclude any federal court from certifying a nationwide class action for trial purposes with respect to tobacco-related claims. The Castano decision has had, however, only limited effect with respect to courts' decisions regarding narrower tobacco-related classes or class actions brought in state rather than federal court. For example, since the Fifth Circuit's ruling, courts in New York, Louisiana and Maryland have certified "addiction-as-injury" class actions that covered only citizens in those states. Two class actions pending in state court in Florida have also been certified and one of the actions, the Broin case, had begun trial before settling in 1997. The Castano decision has had no measurable impact on litigation brought by or on behalf of single individual claimants.

         ATTORNEYS GENERAL ACTIONS. As of March 31, 1998, 41 Attorneys General actions were filed against Liggett and BGL. As more fully discussed below, Liggett and BGL have settled 37 of these actions. In addition, Liggett has reached settlements with 6 Attorneys General representing states or territories which have not yet commenced litigation. As of March 31, 1998, there were approximately 55 additional third-party payor actions pending. In certain of the pending proceedings, state and local government entities and others seek reimbursement for Medicaid and other health care expenditures allegedly caused by use of tobacco products. The claims asserted in these health care cost recovery actions vary. In most of these cases, plaintiffs assert the equitable claim that the tobacco industry was "unjustly enriched" by plaintiffs' payment of health care costs allegedly attributable to smoking and seek reimbursement of those costs. Other claims made by some but not all plaintiffs include the equitable claim of indemnity, common law claims of negligence, strict liability, breach of express and implied warranty, violation of a voluntary undertaking or special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, claims under state and federal statutes governing consumer fraud, antitrust, deceptive trade practices and false advertising, and claims under RICO.

         On April 29, 1998, a group known as the "Coalition for Tobacco Responsibility", which represents Blue Cross and Blue Shield Plans in more than 35 states, filed federal lawsuits against the industry seeking payment of health-care costs allegedly incurred as a result of cigarette smoking and ETS. The lawsuits were filed in Federal District Courts in New York, Chicago and Seattle and seek billions of dollars in damages. The lawsuits allege conspiracy, fraud, misrepresentation, violation of federal racketeering and anti-trust laws as well as other claims.

         SETTLEMENTS. In March, 1996, Liggett and BGL entered into an agreement, subject to court approval, to settle the Castano class action tobacco litigation. Under the Castano settlement agreement, upon final court approval of the settlement, the Castano class would be entitled to receive up to five percent of Liggett's pretax income (income before income taxes) each year (up to a maximum of $50,000 per year) for the next 25 years, subject to certain reductions provided for in the agreement and a $5,000 payment from Liggett if Liggett or BGL fail to consummate a merger or similar transaction with another non-settling tobacco company defendant within three years of the date of settlement. Liggett and BGL have the right to terminate the Castano settlement under certain circumstances. On March 14, 1996, Liggett, the Castano Plaintiffs Legal Committee and the Castano plaintiffs entered into a letter agreement. According to the terms of the letter agreement, for the period ending nine months from the date of Final Approval (as defined in the letter), if granted, of the Castano settlement or, if earlier, the completion by Liggett or BGL of a combination with any defendant in Castano, except Philip Morris, the Castano plaintiffs and their counsel agree not to enter into any more favorable settlement agreement with any Castano defendant which would reduce the terms of the Castano settlement agreement. If the Castano plaintiffs or their counsel enter into any such settlement during this period, they shall pay Liggett $250,000 within 30 days of the more favorable agreement and offer Liggett and BGL the option to enter into a settlement on terms at least as favorable as those included in such other settlement. The letter agreement further provides that during the same time period, and if the Castano settlement agreement has not been earlier terminated by Liggett in accordance with its terms, Liggett and its affiliates will not enter into any business transaction with any third party which would cause the termination of the Castano settlement agreement. If Liggett or its affiliates enter into any such transaction, then the Castano plaintiffs will be entitled to receive $250,000 within 30 days from the transacting party. In May 1996, the Castano Plaintiffs Legal Committee filed a motion with the United States District Court for the Eastern District of Louisiana seeking preliminary approval of the Castano settlement. In September 1996, shortly after the class was decertified, the Castano plaintiffs withdrew the motion for approval of the Castano settlement.

         In March 1996, Liggett and BGL entered into a settlement of tobacco-related litigation with the Attorneys General of Florida, Louisiana, Massachusetts, Mississippi and West Virginia (the "March 1996 Settlements"). The March 1996 Settlements release Liggett and BGL from all tobacco-related claims including claims for health case cost reimbursement and claims concerning sales of cigarettes to minors. Certain of the terms of the March 1996 Settlements are summarized below.

         Under the March 1996 Settlements, the five settling states would share an initial payment by Liggett of $5,000 ($1,000 of which was paid on March 22, 1996, with the balance payable over nine years and indexed and adjusted for inflation), provided that any unpaid amount will be due 60 days after either a default by Liggett in its payment obligations under the settlement or a merger or other similar transaction by Liggett or BGL with another defendant in the lawsuits. In addition, Liggett will be required to pay the settling states a percentage of Liggett's pretax income (income before income taxes) each year from the second through the twenty-fifth year. This annual percentage is 2-1/2% of Liggett's pretax income, subject to increase to 7-1/2% depending on the number of additional states joining the settlement. No additional states have joined this settlement to date. All of Liggett's payments are subject to certain reductions provided for in the agreement. Liggett has also agreed to pay to the settling states $5,000 if Liggett or BGL fails to consummate a merger or other similar transaction with another defendant in the lawsuits within three years of the date of the March 1996 Settlements.

         Settlement funds received by the Attorneys General will be used to reimburse the states for smoking-related health care costs. Liggett and BGL also have agreed to phase in compliance with certain of the proposed interim FDA regulations on the same basis as provided in the Castano settlement. Liggett and BGL have the right to terminate the March 1996 Settlements with respect to any settling state if any of the remaining defendants in the litigation succeed on the merits in that state's respective Attorney General action. Liggett and BGL may also terminate the March 1996 Settlements if they conclude that too many states have filed Attorney General actions and have not settled such cases with Liggett and BGL.

         In March 1997, Liggett, BGL and the five settling states executed an addendum pursuant to which Liggett and BGL agreed to provide to the five settling states, among other things, the additional cooperation and compliance with advertising restrictions that is provided for in the March 1997 Settlements (discussed below). Also, pursuant to the addendum, the initial settling states agreed to use best efforts to ensure that in the event of a global tobacco settlement enacted through federal legislation or otherwise, Liggett's and BGL's financial obligations under such a global settlement would be no more onerous than under this settlement.

         At December 31, 1995, Liggett had accrued approximately $4,000 for the present value of the fixed payments under the March 1996 Settlements. At December 31, 1997, in connection with the March 1998 Settlements, the Company accrued $16,421 for the present value of the fixed payments under the March 1998 Settlements. At March 31, 1998, in connection with the settlement with the Attorney General of Georgia (discussed below), the Company accrued $481 for the present value of the fixed payments under the Georgia settlement. No additional amounts have been accrued with respect to the recent settlements discussed below. The Company cannot quantify the future costs of the settlements at this time as the amount Liggett must pay is based, in part, on future operating results. Possible future payments based on a percentage of pretax income, and other contingent payments based on the occurrence of a business combination, will be expensed when considered probable.

         In March 1997, Liggett and BGL entered into a comprehensive settlement of tobacco litigation through parallel agreements with the Attorneys General of 17 states and with a nationwide class of individuals and entities that allege smoking-related claims. Thereafter, during 1997, settlements were reached with four more states through their respective Attorneys General (settlements with these 21 Attorneys General and with the nationwide class are hereinafter referred to as the "March 1997 Settlements"). On March 12, 1998, Liggett and BGL announced settlements with the Attorneys General of 14 states, the District of Columbia and the U.S. Virgin Islands (the "March 1998 Settlements"). On March 26, 1998, Liggett and BGL settled with the Attorney General of Georgia, which joined the March 1998 Settlements. The foregoing settlements cover all smoking-related claims, including both addiction-based and tobacco injury claims against Liggett and BGL, brought by the Attorneys General and, upon court approval, the nationwide class.

         The states and territories where settlements have been reached with Attorneys General are: Alaska, Arizona, Arkansas, California, Colorado, Connecticut, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, Texas, Utah, U.S. Virgin Islands, Washington, West Virginia, Wisconsin and Wyoming. Other states have either recently filed health care cost recovery actions or indicated intentions to do so. Both Liggett and BGL will endeavor to resolve those actions on substantially the same terms and conditions as the March 1998 Settlements, however, there can be no assurance that any such settlements will be completed.

         As mentioned above, in March 1997, Liggett, BGL and plaintiffs filed the mandatory class settlement agreement in an action entitled Fletcher, et al.
v. Brooke Group Ltd., et al., Circuit Court of Mobile County, Alabama, where the court granted preliminary approval and preliminary certification of the class, and in May 1997, a similar mandatory class settlement agreement was filed in an action entitled Walker, et al. v. Liggett Group Inc., et al., United States District Court, Southern District of West Virginia. The Company anticipates that should the court in Fletcher, after dissemination of notice to the class of the pending limited fund class action settlement and a full fairness hearing with respect thereto, issue a final order and judgment approving the settlement, such an order would preclude further prosecution by class members of tobacco-related claims against Liggett and BGL. Under the Full Faith and Credit Act, a final judgment entered in a nationwide class action pending in a state court has a preclusive effect against any class member with respect to the claims settled and released in the nationwide class action. As the class definition in Fletcher encompasses all persons in the United States who could claim injury as a result of cigarette smoking or ETS and any third-party payor claimants, it is anticipated that, upon final order and judgment, all such persons and third-party payor claimants would be barred from further prosecution of tobacco-related claims against Liggett and BGL.

         In the Fletcher action, it is anticipated that class members will be notified of the settlement and will have an opportunity to appear at a later court hearing. Effectiveness of the mandatory settlement is conditioned on final court approval of the settlement after a fairness hearing. There can be no assurance as to whether, or when, such court approval will be obtained.

         The Walker court also granted preliminary approval and preliminary certification of the nationwide class; however, on August 5, 1997, the court vacated its preliminary certification of the settlement class, which decision is currently on appeal. The Walker court relied on the Supreme Court's decision in Amchem Products Inc. v. Windsor in reaching its decision. In Amchem, the Supreme Court affirmed a decision of the Third Circuit vacating the certification of a settlement class that involved asbestos-exposure claims. The Supreme Court held that the proposed settlement class did not meet the requirements for Rule 23 of the Federal Rules of Civil Procedure for predominance of common issues and adequacy of representation. The Third Circuit had held that, although classes could be certified for settlement purposes only, Rule 23's requirements had to be satisfied as if the case were going to be litigated. The Supreme Court agreed that the fairness and adequacy of the settlement are not pertinent to the predominance inquiry under Rule 23(b)(3), and thus, the proposed class must have sufficient unity so that absent class members can fairly be bound by decisions of class representatives.

         After the Amchem opinion was issued by the Supreme Court on June 25, 1997, objectors to Liggett's settlement in Walker moved for decertification. Although Liggett's settlements, particularly in the Walker action, are "limited fund" class action settlements proceeding under Rule 23(b)(1), and Amchem was a Rule 23(b)(3) case, the court in the Walker action, nonetheless, decertified the Walker class. Applying Amchem to the Walker case, the District Court, in a decision issued on August 5, 1997, determined that while plaintiffs in Walker have a common interest in "maximizing the limited fund available from the defendants," there remained "substantial conflicts among class members relating to distribution of the fund and other key concerns" that made class certification inappropriate.

         The Amchem decision's ultimate effect on the viability of the Walker and Fletcher settlements remains uncertain given the Fifth Circuit's recent ruling reaffirming the limited fund class action settlement in In re Asbestos Litigation ("Ahearn"). In June 1997, the Supreme Court remanded Ahearn to the Fifth Circuit for consideration in light of Amchem. On remand, the Fifth Circuit made two decisive distinctions between Amchem and Ahearn. First, the Ahearn class action proceeded under Rule 23(b)(1) while Amchem was a Rule 23(b)(3) case and second, in Ahearn, there was no allocation or difference in award, according to nature or severity of injury, as there was in Amchem. The Fifth Circuit concluded that all members of the class and all class representatives share common interests and none of the uncommon questions, abounding in Amchem, exist.

         The remaining material terms of the March 1996 Settlements, the March 1997 Settlements and the March 1998 Settlements are described below.

         Pursuant to each of the settlements, both Liggett and BGL agreed to cooperate fully with the Attorneys General and the nationwide class in their respective lawsuits against the tobacco industry. Liggett and BGL agreed to provide to these parties all relevant tobacco documents in their possession, other than those subject to claims of joint defense privilege, and to waive, subject to court order, certain attorney-client privileges and work product protections regarding Liggett's smoking-related documents to the extent Liggett and BGL can so waive these privileges and protections. The Attorneys General and the nationwide class agreed to keep Liggett's documents under protective order and, subject to final court approval, to limit their use to those actions brought by parties to the settlement agreements. Those documents that may be subject to a joint defense privilege with other tobacco companies will not be produced to the Attorneys General or the nationwide class, but will be, pursuant to court order, submitted to the appropriate court and placed under seal for possible in camera review. Additionally, under similar protective conditions, Liggett and BGL agreed to offer their employees for witness interviews and testimony at deposition and trial. Pursuant to both settlement agreements, Liggett also agreed to place an additional warning on its cigarette packaging stating that "Smoking is Addictive" and to issue a public statement, as requested by the Attorneys General. Liggett has commenced distribution of cigarette packaging which displays the new warning label.

         Pursuant to the March 1996 Settlements, any other tobacco company defendant, except Philip Morris, merging or combining with Liggett or BGL, prior to the third anniversary of the settlement, would receive certain settlement benefits, including limitations on potential liability. Pursuant to the agreement, any such combining tobacco company would be released from the lawsuits brought by the five initial settling states. Such combining tobacco company would be obligated to pay into the settlement fund within sixty days of becoming bound to the agreement $135,000, and make annual payments of 2.5% of the combining company's pre-tax income (but not less than $30,000 per year). Such combining tobacco company would also have to comply with the advertising and access restrictions provided for in the agreement, and would have to withdraw their objections to the FDA rule.

         Pursuant to the March 1997 Settlements, any other tobacco company defendant, except Philip Morris, merging or combining with Liggett or BGL, prior to the fourth anniversary of the settlements, would receive certain settlement benefits, including limitations on potential liability for affiliates not engaged in domestic tobacco operations and a waiver of any obligation to post a bond to appeal any future adverse judgment. In addition, within 120 days following any such combination, Liggett would be required to pay the settlement fund $25,000. Under all settlements, the plaintiffs have agreed not to seek an injunction preventing a defendant tobacco company combining with Liggett or BGL from spinning off any affiliate which is not engaged in the domestic tobacco business.

         Pursuant to the March 1998 Settlements, Liggett is required to pay each of settling states and territories their relative share (based on the Medicaid population of each state over the total Medicaid population of the United States) of between 27.5% and 30% of Liggett's pre-tax income each year for 25 years, with a minimum payment guarantee of $1,000 per state over the first nine years of the agreement. The liability was computed using a discount rate of 18%. The aggregate liability under the March 1996 Settlements, the March 1997 Settlements and the March 1998 Settlements (including the Georgia settlement) is $39,556, the present value of which, when discounted at the rate of 18% per annum, is $19,365 at December 31, 1997. Minimum payments to be made for these settlements over the next five years and thereafter are: 1998: $4,144; 1999:
$4,518; 2000: $4,518; 2001: $4,577; 2002: $4,630; thereafter: $18,169. The annual percentage is subject to increase, pro rata from 27.5% up to 30%, depending on the number of additional states joining the settlement. Pursuant to the "most favored nation" provisions under the March 1996 Settlements and the March 1997 Settlements, each of the states settling under those settlements could benefit from the economic terms of the March 1998 Settlements. In the case of the March 1997 Settlements, in the event that the Fletcher class is approved, monies collected in the settlement fund will be overseen by a court-appointed committee and utilized to compensate state health care programs and settlement class members and to provide counter-market advertising. In all settlements, Liggett agreed to phase-in compliance with certain proposed FDA regulations regarding smoking by children and adolescents, including a prohibition on the use of cartoon characters in tobacco advertising and limitations on the use of promotional materials and distribution of sample packages where minors are present. The March 1998 Settlements provide for additional restrictions and regulations on Liggett's advertising, including a prohibition on outdoor advertising and product advertising on the Internet and on payments for product placement in movies and television.

         Under all settlements, Liggett and BGL are also entitled to most favored nation treatment in the event any settling Attorney General reaches a settlement with any other defendant tobacco company. Under the March 1996 Settlements and March 1997 Settlements, in the event of a global settlement involving federal legislation with any other defendant tobacco company, the settling Attorneys General agreed to use their "best efforts" to ensure that the Liggett and BGL's liability under such legislation should be no more onerous than under these settlements. Under the March 1998 Settlements, the settling Attorneys General agreed to write letters to Congress and the President of the United States to ensure that Liggett and BGL's liability under any such legislation should be more onerous than under these settlements.

         Copies of the various settlement agreements are filed as exhibits to the Company's Form 10-K and the discussion herein is qualified in its entirety by reference thereto.

         TRIALS. On May 8, 1998, the other tobacco companies settled the litigation in Minnesota known as the State of Minnesota by Hubert H. Humphrey, III, its Attorney General and Blue Cross and Blue Shield of Minnesota v. Philip Morris Incorporated, et al. Liggett settled the claims of the State of Minnesota on March 20, 1997, but still remains a defendant in the case with respect to Blue Cross and Blue Shield of Minnesota as to one claim seeking equitable relief. There are several other trial dates scheduled during 1998 for individual cases; however, trial dates are subject to change.

         PROPOSED RESOLUTION. In June 1997, Philip Morris Incorporated ("Philip Morris"), R. J. Reynolds Tobacco Company ("RJR"), B&W, Lorillard Tobacco Company ("Lorillard") and the United States Tobacco Company, along with the Attorneys General for the States of Arizona, Connecticut, Florida, Mississippi, New York and Washington and the Castano Plaintiffs' Litigation Committee executed a Memorandum of Understanding to support the adoption of federal legislation and necessary ancillary undertakings, incorporating the features described in a proposed resolution (the "Resolution"). The proposed Resolution mandates a total reformation and restructuring of how tobacco products are manufactured, marketed and distributed in the United States.

         The proposed Resolution includes provisions relating to advertising and marketing restrictions, product warnings and labeling, access restrictions, licensing of tobacco retailers, the adoption and enforcement of "no sales to minors" laws by states, surcharges against the industry for failure to achieve underage smoking reduction goals, regulation of tobacco products by the FDA, public disclosure of industry documents and research, smoking cessation programs, compliance programs by the industry, public smoking and smoking in the workplace, enforcement of the proposed Resolution, industry payments and litigation.

         The proposed Resolution would require the FDA to impose annual surcharges on the industry if targeted reductions in underage smoking incidence are not achieved in accordance with a legislative timetable. The surcharge would be based upon an approximation of the present value of the profit the companies would earn over the lives of all underage consumers in excess of the target, and would be allocated among participating manufacturers based on their market share of the United States cigarette industry.

         The proposed Resolution would require participating manufacturers to make substantial payments in the year of implementation and thereafter ("Industry Payments"). Participating manufacturers would be required to make an aggregate $10 billion initial Industry Payment on the date that federal legislation implementing the terms of the proposed Resolution is signed. This Industry Payment would be based on relative market capitalization. Thereafter, the participating companies would be required to make specified annual Industry Payments determined and allocated among the companies based on volume of domestic sales as long as the companies continue to sell tobacco products in the United States. These Industry Payments, which would begin on December 31 of the first full year after implementing federal legislation is signed, would be in the following amounts (at 1996 volume levels) -- year 1: $8.5 billion; year 2:
$9.5 billion; year 3: $11.5 billion; year 4: $14 billion; and each year thereafter: $15 billion. These Industry Payments would be increased by the greater of 3% or the previous year's inflation rate, and would be adjusted to reflect changes from 1996 domestic sales volume levels.

         The Industry Payments would be separate from any surcharges. The Industry Payments would receive priority and would not be dischargeable in any bankruptcy or reorganization proceeding and would be the obligation only of entities selling tobacco products in the United States (and not their affiliated companies). The proposed Resolution provides that all payments by the industry would be ordinary and necessary business expenses in the year of payment, and no part thereof would be either in settlement of an actual or potential liability for a fine or penalty (civil or criminal) or the cost of a tangible or intangible asset. The proposed Resolution would provide for the pass-through to consumers of the annual Industry Payments in order to promote the maximum reduction in underage use.

         If enacted, the federal legislation provided for in the proposed Resolution would settle present attorney general health care cost recovery actions (or similar actions brought by or on behalf of any governmental entity other than the federal government), parens patriae and smoking and health class actions and all "addiction"/dependence claims, and would bar similar actions from being maintained in the future. However, the proposed Resolution provides that no stay applications will be made in pending governmental actions without the mutual consent of the parties. The proposed Resolution would not affect any smoking and health class action or any health care cost recovery action that is reduced to final judgment before implementing federal legislation is effective.

         Under the proposed Resolution, the rights of individuals to sue the tobacco industry would be preserved, except as expressly changed by implementing federal legislation. Claims, however, could not be maintained on a class or other aggregated basis, and could be maintained only against tobacco manufacturing companies (and not their retailers, distributors or affiliated companies). In addition, all punitive damage claims based on past conduct would be resolved as part of the proposed Resolution, and future claimants could seek punitive damages only with respect to claims predicated upon conduct taking place after the effective date of implementing federal legislation. Finally, except with respect to actions pending as of June 9, 1997, third-party payor (and similar) claims could be maintained only if based on subrogation of individual claims. Under subrogation principles, a payor of medical costs can seek recovery from a third party only by "standing in the shoes" of the injured party and being subject to all defenses available against the injured party.

         The proposed Resolution contemplates that participating tobacco manufacturers would enter into a joint sharing agreement for civil liabilities relating to past conduct. Judgments and settlements arising from tort actions would be paid as follows: The proposed Resolution would set an annual aggregate cap of up to 33% of the annual base Industry Payment (including any reductions for volume declines). Any judgments or settlements exceeding the cap in a particular year would roll over into the next year. While judgments and settlements would run against the defendant, they would give rise to an 80-cents-on-the-dollar credit against the annual Industry Payment. Finally, any individual judgments in excess of $1 million would be paid at the rate of $1 million per year unless every other judgment and settlement could first be satisfied within the annual aggregate cap. In all circumstances, however, the companies would remain fully responsible for costs of defense and certain costs associated with the fees of attorneys representing certain plaintiffs in the litigation settled by the proposed Resolution.

         Under the proposed Resolution, Liggett and BGL would be deemed to be a "non-participating manufacturer". The proposed Resolution provides, among other things, that a non-participating manufacturer would be required to place into escrow, each year, an amount equal to 150% of its share of the payment required of participating manufacturers (other than the portion allocated to public health programs and federal and state enforcement). These funds would be earmarked for potential liability payments and could be reclaimed, with interest, after 35 years, to the extent they had not been paid out in liability.

         The proposals are currently being reviewed by the White House, Congress and various public interest groups. Separately, the other tobacco companies negotiated settlements of the Attorneys General health care cost recovery actions in Mississippi, Florida, Texas and Minnesota. Management is unable to predict the ultimate effect, if any, of the enactment of legislation adopting the proposed resolution. Management is also unable to predict the ultimate content of any such legislation; however, adoption of any such legislation could have a material adverse effect on the business of Liggett and BGL.

         OTHER RELATED MATTERS. In March 1997, RJR, Philip Morris, B&W and Lorillard obtained a temporary restraining order from a North Carolina state court preventing Liggett and BGL and their agents, employees, directors, officers and lawyers from turning over documents allegedly subject to the joint defense privilege in connection with the settlements, which restraining order was converted to a preliminary injunction by the court in April 1997. In March 1997, the United States District Court for the Eastern District of Texas and state courts in Mississippi and Illinois each issued orders enjoining the other tobacco companies from interfering with Liggett's filing with the courts, under seal, those documents.

         Liggett understands that a grand jury investigation is being conducted by the office of the United States Attorney for the Eastern District of New York (the "Eastern District Investigation") regarding possible violations of criminal law relating to the activities of The Council for Tobacco Research - USA, Inc. (the "CTR"). Liggett was a sponsor of the CTR at one time. In May 1996, Liggett received a subpoena from a Federal grand jury sitting in the Eastern District of New York, to which Liggett has responded.

         In March 1996, and in each of March, July, October and December 1997, Liggett and/or BGL received subpoenas from a Federal grand jury in connection with an investigation by the United States Department of Justice (the "DOJ Investigation") involving the industry's knowledge of the health consequences of smoking cigarettes; the targeting of children by the industry and the addictive nature of nicotine and the manipulation of nicotine by the industry. Liggett has responded to the March 1996, March 1997 and July 1997 subpoenas and is in the process of responding to the October and December 1997 subpoenas. Liggett understands that the Eastern District Investigation and the DOJ Investigation have, for all intents and purposes, been consolidated into one investigation being conducted by the Department of Justice. Liggett and BGL are unable, at this time, to predict the outcome of this investigation.

         On April 28, 1998, Liggett and BGL announced that they had reached an agreement with the United States Department of Justice to cooperate in both the Eastern District Investigation and the DOJ Investigation. The agreement does not constitute an admission of any wrongful behavior by Liggett. The Department of Justice has not provided immunity to Liggett and has full discretion to act or refrain from acting with respect to Liggett in the investigation.

         Litigation is subject to many uncertainties, and it is possible that some of the aforementioned actions could be decided unfavorably against Liggett or BGL. An unfavorable outcome of a pending smoking and health case could encourage the commencement of additional similar litigation. Liggett is unable to evaluate the effect of these developing matters on pending litigation or the possible commencement of additional litigation.

         Liggett is unable to make a meaningful estimate with respect to the amount of loss that could result from an unfavorable outcome of the cases pending against the Company, because the complaints filed in these cases rarely detail alleged damages. Typically, the claims set forth in an individual's complaint against the tobacco industry pray for money damages in an amount to be determined by a jury, plus punitive damages and costs. These damage claims are usually stated as being for at least the minimum necessary to invoke the jurisdiction of the court.

         Third-party payor claimants and others have set forth several additional variations on relief sought: funding of corrective public education campaigns relating to issues of smoking and health; funding for clinical smoking cessation programs; disgorgement of profits from sales of cigarettes; restitution; treble damages; and attorneys' fees. Nevertheless, no specific amounts are provided. It is, however, understood that requested damages against the tobacco company defendants in these cases may be in the billions of dollars.

         It is possible that Liggett's consolidated financial position, results of operation and cash flow could be materially adversely affected by an unfavorable outcome in any of such pending tobacco-related litigation.

         Liggett has been involved in certain environmental proceedings, none of which, either individually or in the aggregate, rise to the level of materiality. Liggett's current operations are conducted in material compliance with all environmental laws and regulations. Management is unaware of any material environmental conditions affecting its existing facilities. Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect on the capital expenditures, earnings or competitive position of Liggett.

         There are several other proceedings, lawsuits and claims pending against Liggett unrelated to smoking or tobacco product liability. Management is of the opinion that the liabilities, if any, ultimately resulting from such other proceedings, lawsuits and claims should not materially affect Liggett's financial position, results of operations or cash flows.

LEGISLATION AND REGULATION:

         In August 1996, the FDA filed in the Federal Register a Final Rule (the "FDA Rule") classifying tobacco as a drug, asserting jurisdiction by the FDA over the manufacture and marketing of tobacco products and imposing restrictions on the sale, advertising and promotion of tobacco products. Litigation was commenced in the United States District Court for the Middle District of North Carolina challenging the legal authority of the FDA to assert such jurisdiction, as well as challenging the constitutionality of the rules. The court, after argument, granted plaintiffs' motion for summary judgment prohibiting the FDA from regulating or restricting the promotion and advertising of tobacco products and denied plaintiffs' motion for summary judgment on the issue of whether the FDA has the authority to regulate access to, and labeling of, tobacco products. The four major cigarette manufacturers and the FDA have filed notices of appeal. Liggett and BGL support the FDA Rule and have begun to phase in compliance with certain of the proposed interim FDA regulations. See discussions of the Castano and Attorneys General settlements above.

         In August 1996, the Commonwealth of Massachusetts enacted legislation requiring tobacco companies to publish information regarding the ingredients in cigarettes and other tobacco products sold in that state. In December 1997, the United States District Court for the District of Massachusetts enjoined this legislation from going into effect, however, in December 1997, Liggett began complying with this legislation by providing ingredient information to the Massachusetts Department of Public Health.

         In February 1996, the United States Trade representative issued an "advance notice of rule making" concerning how tobaccos imported under a previously established tobacco rate quota ("TRQ") should be allocated. Currently, tobacco imported under the TRQ is allocated on a "first-come, first-served" basis, meaning that entry is allowed on an open basis to those first requesting entry in the quota year. Others in the cigarette industry have suggested an "end-user licensing" system under which the right to import tobacco under the quota would be initially assigned on the basis of domestic market share. Such an approach, if adopted, could have a material adverse effect on Liggett and BGL.

         In April 1994, the United States Occupational Safety and Health Administration ("OSHA") issued a proposed rule that could ultimately ban smoking in the workplace. Hearings were completed during 1995. OSHA has not yet issued a final rule or a proposed revised rule. While Liggett cannot predict the outcome, some form of federal regulation of smoking in workplaces may result.

         In January 1993, the United States Environmental Protection Agency ("EPA") released a report on the respiratory effect of ETS which concludes that ETS is a known human lung carcinogen in adults and in children, causes increased respiratory tract disease and middle ear disorders and increases the severity and frequency of asthma. In June 1993, the two largest of the major domestic cigarette manufacturers, together with other segments of the tobacco and distribution industries, commenced a lawsuit against the EPA seeking a determination that the EPA did not have the statutory authority to regulate ETS, and that given the current body of scientific evidence and the EPA's failure to follow its own guidelines in making the determination, the EPA's classification of ETS was arbitrary and capricious. Whatever the outcome of this litigation, issuance of the report may encourage efforts to limit smoking in public areas.

         As part of the budget agreement recently approved by Congress, federal excise taxes on a pack of cigarettes, which are currently 24 cents, would rise 10 cents in the year 2000 and 5 cents more in the year 2002. In a speech on September 17, 1997, President Clinton called for federal legislation that, among other things, would raise cigarette prices by up to $1.50 per pack. Since then, several bills have been introduced in the Senate that purport to propose legislation along these lines. Management is unable to predict the ultimate content of any such legislation; however, adoption of any such legislation could have a material adverse effect on the business of Liggett and BGL.

         In addition to the foregoing, there have been a number of other restrictive regulatory actions, adverse political decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry, the effects of which, at this time, Liggett is not able to evaluate.


9.       Related Party Transactions

         On July 5, 1996, Liggett purchased 140,000 shares (19.97%) of Liggett-Ducat's tobacco operations from BOL, for $2,100. Liggett-Ducat produces and markets cigarettes in Russia. Liggett also acquired on that date for $3,400 a ten-year option to purchase from BOL at the same per share price up to 292,407 additional shares of Liggett-Ducat, thereby entitling Liggett to increase its interest in Liggett-Ducat to approximately 62%. On March 13, 1997, Liggett acquired a second ten-year option to purchase BOL's remaining shares in Liggett-Ducat (an additional 33%) for $2,200 of which $2,049 was paid in cash, with the balance settled through intercompany accounts. Such amounts are accounted for as an element of cash flows from investing activities in the Company's consolidated statements of cash flows. Liggett accounted for its investment in Liggett-Ducat under the equity method of accounting. Liggett's equity in the net income of Liggett-Ducat amounted to $498 for the year ended December 31, 1997. The Company's equity in the loss of Liggett-Ducat amounted to $1,116 for the year ended December 31, 1996. On December 31, 1997, the carrying value of Liggett-Ducat amounted to $1,208. The excess of the cost of the option over carrying amount of net assets to be acquired under the option has been charged to stockholder's deficit. On January 30, 1998, in connection with the restructuring of the Liggett Notes, BOL acquired the Liggett-Ducat shares and options held by Liggett. (Refer to Note 7 to the Company's consolidated financial statements.)

         Liggett is party to a Tax-Sharing Agreement dated June 29, 1990 with BGL and certain other entities pursuant to which Liggett has paid taxes to BGL as if it were filing a separate company tax return, except that the agreement effectively limits the ability of Liggett to carry back losses for refunds. Liggett is entitled to recoup overpayments in a given year out of future payments due under the agreement.

         Liggett is a party to an agreement dated February 26, 1991, as amended October 1, 1995, with BGL to provide various management and administrative services to the Company in consideration for an annual management fee of $900 paid in monthly installments and annual overhead reimbursements of $864 paid in quarterly installments.

         Liggett has entered into an annually renewable Corporate Services Agreement with BGLS wherein BGLS agreed to provide corporate services to the Company at an annual fee paid in monthly installments. Corporate services provided by BGLS under this agreement include the provision of administrative services related to Liggett's participation in its parent company's multi-employer benefit plan, external publication of financial results, preparation of consolidated financial statements and tax returns and such other administrative and managerial services as may be reasonably requested by Liggett. The charges for services rendered under the agreement amounted to $1,020 in the first quarter of 1998 and $830 in the first quarter of 1997. This fee is in addition to the management fee and overhead reimbursements described above. In connection with the January 30, 1998 amendment to the Liggett Notes Indenture, BGL and BGLS agreed to waive corporate services and management fees above $3,600 per year, effective January 1, 1998.

         Since April 1994, the Company has leased equipment from BGLS for $50 per month.

         Accounts receivable from affiliates relate principally to advances for expenses paid by the Company on behalf of its affiliates.


10.      Restructuring Charges

         During 1997, the Company reduced its headcount by 108 full-time positions and recorded a $1,964 restructuring charge to operations ($407 of which was included in cost of sales) for severance programs, primarily salary continuation and related benefits for terminated employees. Of the total restructuring recorded during 1997, $1,671 was funded during 1997, leaving $293 remaining to be funded in 1998.

         For the three months ending March 31, 1998, restructuring charges of approximately $241 were funded, leaving $52 remaining to be funded in the following year.

                                EVE HOLDINGS INC.

                                 BALANCE SHEETS
                                   (Unaudited)
                (Dollars in thousands, except per share amounts)

                                                                                      March 31,    December 31,
                                                                                        1998           1997
                                                                                      --------       --------
                                                  ASSETS

Cash ...........................................................................      $      5       $      1

Office equipment ...............................................................             2              2

Trademarks, at cost, less accumulated amortization of
    $19,420 and $18,995, respectively ..........................................           993          1,418
                                                                                      --------       --------

               Total assets ....................................................      $  1,000       $  1,421
                                                                                      ========       ========

                               LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

Federal income taxes currently payable to parent ...............................      $    526       $     91

Dividends payable ..............................................................           977          1,273

Other current liabilities ......................................................             6              3

Deferred income taxes ..........................................................           348            496
                                                                                      --------       --------

              Total liabilities ................................................         1,857          1,863
                                                                                      --------       --------

Stockholder's equity (deficit):
   Common stock (par value $1.00 per share; authorized, issued and outstanding
        100 shares) and contributed
        capital ................................................................        46,742         45,442

   Receivables from parent:
       Note receivable - interest at 14%, due no sooner
           than February 1, 1999  ..............................................       (44,520)       (44,520)
       Other ...................................................................        (3,079)        (1,364)
                                                                                      --------       --------

              Total stockholder's equity (deficit) .............................          (857)          (442)
                                                                                      --------       --------

              Total liabilities and stockholder's equity (deficit) .............      $  1,000       $  1,421
                                                                                      ========       ========



                     The accompanying notes are an integral
                       part of these financial statements.

                                EVE HOLDINGS INC.

                            STATEMENTS OF OPERATIONS
                                   (Unaudited)
                             (Dollars in thousands)


                                                                          Three Months Ended
                                                                               March 31,
                                                                               ---------
                                                                           1998        1997
                                                                          ------      ------
Revenues:
     Royalties - parent ............................................      $1,519      $1,546
     Interest - parent .............................................       1,576       1,576
                                                                          ------      ------
                                                                           3,095       3,122

Expenses:
     Amortization of trademarks ....................................         425         425
     Miscellaneous, net ............................................          15          37
                                                                          ------      ------

          Income before income taxes ...............................       2,655       2,660

Income tax provision ...............................................         377         379
                                                                          ------      ------

          Net income ...............................................      $2,278      $2,281
                                                                          ======      ======



                     The accompanying notes are an integral
                       part of these financial statements.

                                EVE HOLDINGS INC.
                            STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                             (Dollars in thousands)


                                                                                  Three Months Ended
                                                                                       March 31,
                                                                                       ---------
                                                                                   1998          1997
                                                                                 -------       -------
Cash flows from operating activities:
    Net income ............................................................      $ 2,278       $ 2,281
    Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation and amortization .....................................          425           425
        Deferred income taxes .............................................         (149)         (149)
    Changes in assets and liabilities:
        Federal income taxes currently payable to parent ..................          435           528
        Other current liabilities .........................................            3           (19)
                                                                                 -------       -------

            Net cash provided by operating activities .....................        2,992         3,066
                                                                                 -------       -------

Cash flows from financing activities:
    Dividends/capital distributions .......................................       (1,273)       (4,623)
    Decrease (increase) in due from parent ................................       (1,715)        1,653
    Decrease in cash overdraft ............................................           --           (92)
                                                                                 -------       -------

           Net cash used in financing activities ..........................       (2,988)       (3,062)


Net increase in cash ......................................................            4             4

Cash:
    Beginning of period ...................................................            1            --
                                                                                 -------       -------

    End of period .........................................................      $     5       $     4
                                                                                 =======       =======
Supplemental cash flow information:
    Payments of income taxes through receivable from parent ...............      $    --       $    --
    Income taxes ..........................................................           91            32
    Dividends/capital distributions declared but not paid .................          977           980



                     The accompanying notes are an integral
                       part of these financial statements.

                                EVE HOLDINGS INC.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)
                (Dollars in thousands, except per share amounts)

1.       The Company

         Eve Holdings Inc. ("Eve") is a wholly-owned subsidiary of Liggett Group Inc. ("Liggett"). Eve, formed in June 1990, is the proprietor of, and has all right, title and interest in, certain federal trademark registrations (the "Trademarks"). Eve has entered into an exclusive licensing agreement with Liggett (effective until 2010) whereby Eve grants the use of the Trademarks to Liggett in exchange for royalties, computed based upon Liggett's annual net sales, excluding excise taxes. The Trademarks are pledged as collateral for Liggett's borrowings under the notes indentures (see Note 3).


2.       Summary of Significant Accounting Policies

a.       Going Concern

         The accompanying financial statements have been prepared assuming that Eve will continue as a going concern. Eve's revenues are comprised solely of royalties and interest income from Liggett. In addition, Eve holds a note receivable from Liggett for $44,520 due no sooner than February 1, 1999. Liggett had a working capital deficiency of $182,312 and a net capital deficiency of $190,383 as of March 31, 1998, is highly leveraged and has substantial near-term debt service requirements. Both the Liggett Series B and Series C Notes (as defined below) and the revolving credit facility, amounting in total to $173,361, mature during the first quarter of 1998. These matters raise substantial doubt about Eve and Liggett meeting their liquidity needs and their ability to continue as going concerns.

         The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

b.       Per Share Data

         All of Eve's common shares (100 shares authorized, issued and outstanding for all periods presented herein) are owned by Liggett. Accordingly, earnings and dividends per share data are not presented in these financial statements.


3.       Guarantee of Liggett Notes

         On February 14, 1992, Liggett issued $150,000 of Senior Secured Notes (the "Series B Notes"). In connection with the issuance of the Series B Notes, the Trademarks were pledged as collateral. In addition, Eve is a guarantor for the Series B Notes.

         During 1994, Liggett issued $32,850 of Series C Senior Secured Notes (the "Series C Notes"). Eve is a guarantor for the Series C Notes.

4.       Income Taxes

         Eve qualifies as a company conducting operations exempt from income taxation under Delaware General Statute Section 1903(b). In recent years, some states have been aggressively pursuing companies exempt under this statute. Eve's management believes that certain state income tax rulings supporting these states' arguments will be ultimately reversed and that Eve's status as a company not conducting business in these states will be respected. Consequently, management has not provided a reserve for additional state income taxes. No assurance can be given with regard to future state income tax rulings and audit activity with respect to Eve.